Exhibit 99.1

MEDIROM Healthcare Technologies Inc., Announces its latest Key Performance Indicators (KPIs)

New York/March 18, 2021 – MEDIROM Healthcare Technologies Inc. (Nasdaq CM:MRM), a Japanese based holistic healthcare Company (the “Company”), today announced its major Key Performance Indicators, or KPIs, updated for the month of February.

The following monthly KPIs provides insight into the business fundamentals and progress of the Company, updated for the month of February 2021.

•	The number of salons were 302 in February 2021, up from 286 in the year-ago period primarily as a result of openings of salons in the spa facilities.

•	Total customers served were 56,370 in February 2021 versus 61,307 in February 2020, a decline of 8% primarily due to the COVID-19 measures (shorter operating hours).

•	Sales per customer increased to JPY 6,443 in February 2021, up from JPY6,235 in February 2020, an increase of 3%.

•	Our repeat ratio, a measure of repeat customers, was 83.0% in February 2021, down slightly from 83.3% in February 2020.

•	Our operation ratio increased to 47.6% in February 2021 versus 45.5% in the year-ago period.

	Number of Salons	Total Customers Served	Sales Per Customer	Repeat Ratio	Operation Ratio
February-20	286	61,307	JPY 6,235	83.3%	45.5%
March-20	288	52,612	JPY 6,313	85.0%	38.9%
April-20	290	13,381	JPY 6,209	88.0%	19.7%
May-20	289	19,451	JPY 6,244	84.5%	29.0%
June-20	289	51,686	JPY 6,234	81.2%	40.8%
July-20	288	60,964	JPY 6,276	80.6%	43.3%
August-20	284	66,464	JPY 6,351	80.4%	47.5%
September-20	284	64,809	JPY 6,245	80.2%	48.1%
October-20	291	65,820	JPY 6,269	80.3%	47.0%
November-20	291	63,993	JPY 6,312	80.7%	47.6%
December-20	290	64,649	JPY 6,486	82.6%	48.2%
January-21	302	56,557	JPY 6,443	84.0%	44.6%
February-21	302	56,370	JPY 6,443	83.0%	47.6%

(*1) Number of Salons: Directly-operated salons, and franchisees’ salons.

(*2) Total Customers Served: The number of customers served at salons (other than JOYHANDS WELLNESS for which comparative financial and customer data is not available).

(*3) Sales Per Customer: The ratio of total salon sales to number of treated customers at salons (other than JOYHANDS WELLNESS).

(*4) Repeat Ratio: The ratio of repeat customer visits to total customer visits in the applicable month (except for JOYHANDS WELLNESS).

(*5) Operation Ratio: The ratio of therapists’ in-service time to total therapists’ working hours (including stand-by time) for the applicable month (except for JOYHANDS WELLNESS).

<About MEDIROM Healthcare Technologies Inc.>

MEDIROM operates 302 (as of February 28, 2021) relaxation salons across Japan centered around Re.Ra.Ku™, which aims to provide healthcare services. In 2015, MEDIROM entered the health-tech business, and conducted Specific Health Guidance and constitution improvement programs utilizing the on-demand health-data administration app "Lav™". MEDIROM also entered the device business in 2020 and is developing a smart tracker "MOTHER Tracker™". Currently, MEDIROM is continuing development work with the goal of commercializing the product in late 2021. In the future, MEDIROM plans to expand the scope of our business to include data analysis based on the integrated hashed lifestyle data we have accumulated since our founding.

■Contacts

Investor Relations Team

ir@medirom.co.jp